Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Fiscal 2010 Year End Financial Results

TORONTO, ON, September 27, 2010 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH, NASDAQ:TTHI) a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the year ended June 30, 2010.

Selected Highlights

During fiscal 2010 and up to the date of this press release, the Company announced the following:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On August 9, 2010, Elan Pharma International Limited (“Elan”) and Transition announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). Also, Elan and Transition have agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic;

•	On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer’s disease;

•	On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally.

TT-301/TT-302 – Inflammation Indications:

•	On June 30, 2010, Transition announced the initiation of a Phase I clinical study of TT-301.

TT-401/ TT-402 – Diabetes:

•	On March 3, 2010, Transition announced a licensing agreement with Eli Lilly and Company to acquire the rights to a series of preclinical compounds in the area of diabetes;

TT-223 – Diabetes:

•

On September 17, 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223;

•	On January 25, 2010, Transition announced results from a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes.

Corporate Development:

•

On September 28, 2009, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities. The shelf prospectus has become effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011. Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

“This year, 2010, has seen a number of clinical milestones accomplished across our pipeline programs. These have included: the announcement of our first Phase III trial, completion of Phase II studies in our Alzheimer’s disease program, the commencement of clinical development of a new class of compounds and the strengthening of our pipeline through a partnership with Lilly,” said Dr. Tony Cruz, Chairman and CEO of Transition. “The year ahead will be filled with progress in many aspects of our business. Our commitment and dedication remain steadfast as we work to fulfil our mission of delivering life changing therapies.”

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

The recently completed Phase II study was a randomized, double-blind, placebo-controlled, safety and efficacy study of ELND005 (AZD-103) in approximately 340 patients with mild to moderate Alzheimer’s disease. The study evaluated both cognitive and functional endpoints, and each patient’s participation lasted approximately 18 months. Elan and Transition announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL). The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies. Also, Elan and Transition agreed to work together to systematically explore all strategic, operational, and global options for the asset with the intent of maximizing the value of this innovative potential therapeutic.

TT-301 / TT-302

Transition is developing a class of small molecule compounds that cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, traumatic brain injury, intracerebral hemorrhage, and others. Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Transition’s lead drug candidates in development are TT-301 and TT-302. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy. Currently a Phase I clinical study of intravenously administered TT-301 has commenced. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301. The data from Phase I studies are a first step in the development of TT-301 for CNS intravenous indications, ICH and TBI. In follow up studies, the Company plans to advance oral formulations of lead drug candidate TT-302 for inflammatory diseases such as rheumatoid arthritis.

TT-401 / TT-402

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Eli Lilly and Company in the area of diabetes. Under this second licensing and collaboration agreement with Lilly, Transition received exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. Transition is currently performing the necessary work to prepare these compounds for the clinic.

TT-223 for Diabetes

Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223. However, the next generation diabetes compounds that Transition has in-licensed from Lilly (TT401/402), as announced on March 3, 2010, act through a distinctly different mechanism of action from gastrin based therapies. The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

Financial Liquidity

The Company’s cash, cash equivalents and short term investments and the Company’s working capital position were $27,077,855 and $25,868,484 respectively, at June 30, 2010. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Financial Review

The Company’s net loss for the year ended June 30, 2010 decreased by $3,065,581 or 14% to $19,308,910 ($0.83 per common share) from a loss of $22,374,491 ($0.97 per common share) reported in fiscal 2009.

Revenue increased $1,990,784 or 79% to $4,503,892 for the fiscal year ended June 30, 2010 as compared to $2,513,108 for the fiscal year ended June 30, 2009. The revenue recognized during fiscal 2010 relates to the Company’s collaboration agreement with Lilly. Management has recorded $4,503,892 of the deferred up-front payment from Lilly as revenue during fiscal 2010 and $2,513,108 during the fourth quarter of fiscal 2009. The upfront payment related to the Company’s collaboration agreement with Lilly has been fully recognized at June 30, 2010.

Research and development expenses decreased to $13,131,473 for the fiscal year ended June 30, 2010 from $17,642,196 for the fiscal year ended June 30, 2009. The decrease, $4,510,723 or 26%, is primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials, reduced research and development costs resulting from the closure of Transition Therapeutics (USA) Inc. facility located in the United States, and a decrease in salary expenses resulting from fiscal 2009 staff reductions undertaken as part of a corporate restructuring. These decreases are partially offset by increased preclinical and clinical costs associated with advancing the TT-301/302 and the TT-401/402 compounds.

General and administrative expenses decreased to $6,084,420 for the fiscal year ended June 30, 2010 from $6,553,330 for the fiscal year ended June 30, 2009. The decrease, $468,910 or 7% in general and administrative expenses is due to decreased external communication and consulting fees and reduced stock option expenses. These decreases have been partially offset by increases in accounting fees.

Amortization for the fiscal year ended June 30, 2010, decreased $386,081 or 12% to $2,736,031 as compared to $3,122,112 for the fiscal year ended June 30, 2009.

The decrease in amortization expense during fiscal 2010 is due to the fact that certain intangible assets acquired from Protana were fully amortized during fiscal 2009 as well as the reduced amortization expense resulting from certain assets which were written off in the fourth quarter of fiscal 2009.

Impairment of intangible assets for the fiscal year ended June 30, 2010, increased $466,714 or 71% to $1,124,945 as compared to $658,231 for the fiscal year ended June 30, 2009. During the second quarter of fiscal 2010, management assessed the development potential of the intangible assets acquired from Forbes and accordingly, recognized an impairment of the intangible assets of $1,053,446. In addition, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an impairment loss of $71,499 being recognized during the three-month period ended December 31, 2009.

Interest income, net for the fiscal year ended June 30, 2010, was $197,579 as compared to $999,226 for the fiscal year ended June 30, 2009, resulting in a decrease of $801,647. The decrease in interest income resulted from decreased cash balances due to cash disbursements as well as decreases in effective interest rates.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

As at June 30

(in Canadian dollars)

(unaudited)

	June 30, 2010	June 30, 2009
	$	$
ASSETS
Current
Cash and cash equivalents	16,570,033	14,479,987
Short term investments	10,507,822	31,161,069
Due from Eli Lilly and Company	52,815	517,537
GST and other receivables	72,686	357,550
Investment tax credits receivable	206,313	993,057
Prepaid expenses and deposits	549,218	790,950

Total current assets	27,958,887	48,300,150
Property and equipment, net	605,637	780,546
Intangible assets	21,095,002	23,738,565

Total assets	49,659,526	72,819,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,236,470	1,752,403
Due to Elan Pharma International Limited	853,933	1,872,981
Current portion of deferred revenue	—	4,503,892

Total current liabilities	2,090,403	8,129,276
Deferred revenue	20,719,750	20,719,750
Leasehold inducement	57,160	68,592

Total liabilities	22,867,313	28,917,618

Shareholders’ equity
Common shares	160,498,537	160,471,098
Contributed surplus	4,800,368	4,640,163
Stock options	7,337,480	5,325,644
Deficit	(145,844,172)	(126,535,262)

Total shareholders’ equity	26,792,213	43,901,643

	49,659,526	72,819,261

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Years ended June 30 in Canadian dollars)

(unaudited)

	2010	2009
	$	$
REVENUES
Licensing fees	4,503,892	2,513,108

	4,503,892	2,513,108

EXPENSES
Research and development	13,131,473	17,642,196
General and administrative	6,084,420	6,553,330
Amortization	2,736,031	3,122,112
Impairment of intangible assets	1,124,945	658,231
Foreign exchange loss (gain)	938,873	(2,393,394)
Loss (gain) on disposal of property and equipment	(5,361)	34,900

	24,010,381	25,617,375

Loss before the following:	(19,506,489)	(23,104,267)
Interest income, net	197,579	999,226
Loss on available-for-sale investment	—	(269,450)

Net loss and comprehensive loss for the year	(19,308,910)	(22,374,491)

Basic and diluted net loss per common share	(0.83)	(0.97)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com